UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO. 000-53484

Eagle Bend Holding Company

NEVADA	13-4294618
(STATE OR OTHER JURISDICTION OF	I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)	IDENTIFICATION NUMBER

5445 DTC Parkway, Suite 940
Greenwood Village, Colorado	80111
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	(ZIP CODE)

(720) 488-5409
(Registrant's telephone number, including area code)

Title of each class of securities covered by this form:
Common Stock, $0.001 par value per share

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains: None

Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)      [X]
Rule 12g-4(a)(2)      [X]
Rule 12h-3(b)(1)(i)   [X]
Rule 12h-3(b)(2)(ii)  [X]
Rule 15d-6            [ ]

Approximate number of holders of record as of the certification or notice date: 52

Pursuant to the  requirements  of the  Securities  and Exchange Act of 1934, EAGLE BEND HOLDING COMPANY has caused this  certification/notice  to be signed on its behalf by the undersigned duly authorized person.

EAGLE BEND HOLDING COMPANY

Date: August 11, 2009	By:	/s/ Keith Koch
Keith Koch President